Filed Pursuant to Rule 424(b)(3)
Registration No. 333-261876

Prospectus Supplement No. 3
(To Prospectus dated March 29, 2022)

PEAR THERAPEUTICS, INC.

95,711,409 Shares of Class A Common Stock
5,013,333 Warrants to Purchase Shares of Class A Common Stock

This prospectus supplement no. 3 (this “Prospectus Supplement”) amends and supplements the prospectus dated March 29, 2022 (as supplemented or amended from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-261876). This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.
This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.
Our Class A Common Stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “PEAR” and the Public Warrants are listed on Nasdaq under the symbol “PEARW”. On June 14, 2022, the last quoted sale price for the Pear Class A Common Shares as reported on Nasdaq was $1.85 per share and the last quoted sale price for our Public Warrants as reported on Nasdaq was $0.19 per warrant.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 12 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is June 15, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 8-K
___________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): June 14, 2022
___________________________________
PEAR THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)
___________________________________

Delaware	001-39969	85-4103092
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
200 State Street, 13th Floor Boston, MA 02109
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (617) 925-7848

Not Applicable
(Former name or address, if changed since last report)
___________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $.0001 per share	PEAR	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	PEARW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company    ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
Appointment of Shivakumar Rajaraman to Board of Directors
On June 14, 2022, Pear Therapeutics, Inc. (the “Company”) announced that Shivakumar Rajaraman had been appointed by the board of directors to serve as an independent director of the Company effective immediately. Mr. Rajaraman was appointed as a Class III director to serve until the Company’s 2024 annual meeting of stockholders and until his successor is elected and qualified or until his or her earlier resignation or removal. With the appointment of Mr. Rajaraman, the Company’s board of directors (the “Board”) has seven members. The board of directors also appointed Mr. Rajaraman to be a member of the Compensation Committee and the Nominating and Corporate Governance Committee of the Board of Directors.
Mr. Rajaraman will receive annual retainer fees from the Company in the amount of $55,000 for his service on the Board. In addition on June 14, 2022, he received an award of (i) 100,000 restricted stock units, which will vest and settle (x) as to 100% of the RSU shares upon his cessation of Service Relationship (as defined in the Company’s 2021 Stock Option and Incentive Plan) that qualifies as a “separation from service” within the meaning of Section 409A of the Internal Revenue Code (the “Separation Date”), provided that the Separation Date occurs on or after June 14, 2025 or (y) if the Separation Date occurs prior to June 14, 2025, the restricted stock units shall vest and settle only as to the percentage of the RSU shares equal to the product of (a) the number of twelve month periods between the grant date and the Separation Date multiplied by (b) 33.33⅓ (and for the avoidance of doubt, if the Separation Date occurs prior to June 14, 2023 the restricted stock units shall expire unvested); and (ii) 100,000 restricted stock units, which will vest and settle as to 100% of the RSU shares on the Separation Date, provided that the Separation Date occurs on or after June 14, 2023 (and for the avoidance of doubt, if the Separation Date occurs prior to June 14, 2023 the restricted stock units shall expire unvested). Each restricted stock unit represents the contingent right to receive, upon vesting of the unit, one share of the Company’s Class A common stock. Mr. Rajaraman will also each have the benefit of the Company’s standard form of indemnification agreement.
Severance and Change in Control Plan
On June 14, 2022, the Board approved a Severance and Change in Control Plan (the “Severance Plan”) that applies to the Company’s Chief Executive Officer, Corey McCann, and Chief Financial and Operating Officer, Christopher D.T. Guiffre, each of the Company’s other Executive Officers (which currently consists of the Chief Commercial Officer, Julia Strandberg, Chief Product Development Officer, Erin K. Brenner, Chief People Officer, Katherine Jeffery, Chief Medical Officer and Head of Development, Yuri Maricich, and General Counsel and Chief Compliance Officer, Ronan P. O’Brien) and all employees with the title of Vice President or higher who are not Executive Officers, which we refer to as the Leadership Team. Capitalized terms used but not defined in this section have the meaning ascribed to them in the Severance Plan. As each Executive Officer’s and each member of the Leadership Team’s employment is on an “at-will” basis, the Company or the Executive Officer or member of the Leadership Team may terminate their employment at any time, with or without Cause. Upon an Executive Officer’s or member of the Leadership Team’s termination of employment for any reason, the Executive Officer will be entitled to receive Accrued Benefits. Individuals in the positions outlined below who become entitled to benefits under the Severance Plan prior to providing twelve months of continued service to the Company will receive only the more limited benefits described below for “New Employees.” The Severance Plan supersedes and replaces the Management Retention Agreements that were in place between the Executive Officers and certain members of the Leadership Team on the one hand and the Company on the other hand.
Chief Executive Officer
If the Chief Executive Officer’s employment with the Company is terminated by the Company without Cause or by the Chief Executive Officer for Good Reason, then in addition to the Accrued Benefits, the Chief Executive Officer will receive the following, subject to their execution of a release of the Company: (i) 18 months of the Chief Executive Officer’s base salary as of the termination date, which amount shall be paid in accordance with the Company’s payroll practices over a period of 18 months and (ii) 18 months of full COBRA premium payments for group term health insurance, which shall be paid as such COBRA premiums are due; in each commencing no more than 60 days following the Chief Executive Officer’s termination date. The Chief Executive officer will not be entitled to any acceleration of vesting of equity awards under the terms of the Severance Plan.
If the Chief Executive Officer’s employment with the Company is terminated by the Company without Cause or by the Chief Executive Officer for Good Reason within the sixty-day period prior to, or the 12 months following, a Change in Control, then in addition to the Accrued Benefits (and in lieu of the benefits described in the preceding paragraph), the Chief Executive Officer will receive the following, subject to their execution of a release of the Company: (i) a lump sum cash payment equal to the sum of 24 months of the Chief Executive Officer’s base salary as of the termination date and two times the Chief Executive Officer’s target bonus; and (ii) 24 months of full COBRA premium payments for group term health insurance, which shall be paid as such COBRA premiums are due. In addition, any unvested equity awards held by the Chief Executive Officer that vest solely on continued service will be fully accelerated, and if such awards are assumed in a Change in Control, the vesting acceleration will apply to the assumed award. Any performance based equity awards held by the Chief Executive Officer will not be subject to acceleration, except as determined by the Company’s Compensation Committee in its discretion, either pursuant to the Severance Plan or pursuant to the terms of the Company’s 2021 Stock Option and Incentive Plan.
Chief Financial and Operating Officer
If the Chief Financial and Operating Officer’s employment with the Company is terminated by the Company without Cause or by the Chief Financial and Operating Officer for Good Reason, then in addition to the Accrued Benefits, the Chief Financial and Operating Officer will receive the following, subject to their execution of a release of the Company: (i) 15 months of the Chief Financial and Operating Officer’s base salary as of the termination date, which amount shall be paid in accordance with the Company’s payroll practices over a period of 15 months and (ii) 15 months of full COBRA premium payments for group term health insurance, which shall be paid as such COBRA premiums are due; in each commencing no more than 60 days following the Chief Financial and Operating Officer’s termination date. The Chief Financial and Operating Officer will not be entitled to any acceleration of vesting of equity awards under the terms of the Severance Plan.
If the Chief Financial and Operating Officer’s employment with the Company is terminated by the Company without Cause or by the Chief Financial and Operating Officer for Good Reason within the sixty-day period prior to, or the 12 months following a Change in Control, then in addition to the Accrued Benefits (and in lieu of the benefits described in the preceding paragraph), the Chief Financial and Operating Officer will receive the following, subject to their execution of a release of the Company: (i) a lump sum cash payment equal to the sum of 18 months of the Chief Financial and Operating Officer’s base salary as of the termination date and 1.5 times the Chief Financial and Operating Officer’s target bonus; and (ii) 18 months of full COBRA premium payments for group term health insurance, which shall be paid as such COBRA premiums are due. In addition, any unvested equity awards held by the Chief Financial and Operating Officer that vest solely on continued service will be fully accelerated, and if such awards are assumed in a Change in Control, the vesting acceleration will apply to the assumed award. Any performance based equity awards held by the Chief Financial and Operating Officer will not be subject to acceleration, except as determined by the Company’s Compensation Committee in its discretion, either pursuant to the Severance Plan or pursuant to the terms of the Company’s 2021 Stock Option and Incentive Plan.
Other Executive Officers
If any Executive Officer’s (other than the Chief Executive Officer or Chief Financial and Operating Officer) employment with the Company is terminated by the Company without Cause or by the Executive Officer for Good Reason, then in addition to the Accrued Benefits, the Executive Officer will receive the following, subject to their execution of a release of the Company: (i) 12 months of the Executive Officer’s base salary as of the termination date, which amount shall be paid in accordance with the Company’s payroll practices over a period of 12 months and (ii) 12 months of full COBRA premium payments for group term health insurance, which shall be paid as such COBRA premiums are due; in each commencing no more than 60 days following the Executive Officer’s termination date. The Executive Officer will not be entitled to any acceleration of vesting of equity awards under the terms of the Severance Plan.
If any Executive Officer’s (other than the Chief Executive Officer or Chief Financial and Operating Officer) employment with the Company is terminated by the Company without Cause or by the Executive Officer for Good Reason within the sixty-day period prior to, or the 12 months following a Change in Control, then in addition to the Accrued Benefits (and in lieu of the benefits described in the preceding paragraph), the Executive Officer will receive the following, subject to their execution of a release of the Company: (i) a lump sum cash payment equal to the sum of 15 months of the Executive Officer’s base salary as of the termination date and 1.25 times the Executive Officer’s target bonus; and (ii) 15 months of full COBRA premium payments for group term health insurance, which shall be paid as such COBRA premiums are due. In addition, any unvested equity awards held by the Executive Officer that vest solely on continued service will be fully accelerated, and if such awards are assumed in a Change in Control, the vesting acceleration will apply to the assumed award. Any performance based equity awards held by the Executive Officer will not be subject to acceleration, except as determined by the Company Compensation Committee in its discretion, either pursuant to the Severance Plan or pursuant to the terms of the Company’s 2021 Stock Option and Incentive Plan.

Leadership Team
If a member of the Leadership Team’s employment with the Company is terminated by the Company without Cause or by the Leadership Team member for Good Reason, then in addition to the Accrued Benefits, the Leadership Team member will receive the following, subject to their execution of a release of the Company: (i) 9 months of the Leadership Team member’s base salary as of the termination date, which amount shall be paid in accordance with the Company’s payroll practices over a period of 9 months and (ii) 9 months of full COBRA premium payments for group term health insurance, which shall be paid as such COBRA premiums are due; in each commencing no more than 60 days following the Leadership Team member’s termination date. The Leadership Team member will not be entitled to any acceleration of vesting of equity awards under the terms of the Severance Plan.
If any Leadership Team member’s employment with the Company is terminated by the Company without Cause or by the Leadership Team member for Good Reason within the sixty-day period prior to, or the 12 months following a Change in Control, then in addition to the Accrued Benefits (and in lieu of the benefits described in the preceding paragraph), the Leadership Team member will receive the following, subject to their execution of a release of the Company: (i) a lump sum cash payment equal to the sum of 12 months of the Leadership Team member’s base salary as of the termination date and 1 times the Leadership Team member’s target bonus; and (ii) 12 months of full COBRA premium payments for group term health insurance, which shall be paid as such COBRA premiums are due. In addition, any unvested equity awards held by the Leadership Team member that vest solely on continued service will be fully accelerated, and if such awards are assumed in a Change in Control, the vesting acceleration will apply to the assumed award. Any performance based equity awards held by the Leadership Team member will not be subject to acceleration, except as determined by the Company’s Compensation Committee in its discretion, either pursuant to the Severance Plan or pursuant to the terms of the Company’s 2021 Stock Option and Incentive Plan.
New Employees
If the employment of any individual in one of the positions outlined above is terminated by the Company without Cause or by the individual for Good Reason (including a termination that occurs within the sixty-day period prior to, or the 12 months following, a Change in Control) prior to the individual having provided twelve months of continued service to the Company, the Severance Plan treats such individual as a “New Employee.” A New Employee will not be entitled to any of the benefits described above, and instead upon such termination will receive, in addition to the Accrued Benefits: (i) 6 months of the new Employee’s base salary as of the termination date, which amount shall be paid in accordance with the Company’s payroll practices over a period of 6 months and (ii) 6 months of full COBRA premium payments for group term health insurance, which shall be paid as such COBRA premiums are due; in each case commencing no more than 60 days following the New Employee’s termination date. The New Employee will not be entitled to any acceleration of vesting of equity awards under the terms of the Severance Plan.
The foregoing description of the Severance Plan is not complete and is qualified in its entirety by reference to the full text of the Severance Plan, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 5.07. Submission of Matters to a Vote of Security Holders
We held our 2022 Annual Meeting of Stockholders on June 14, 2022, at which two proposals were submitted to, and approved by, our stockholders. The holders of 112,331,443 shares of our Class A common stock were present or represented by proxy at the meeting. The proposals are described in detail in our definitive proxy statement for the 2022 Annual Meeting filed with the Securities and Exchange Commission on May 2, 2022. The final results for the votes for each proposal are set forth below.
At the annual meeting, each of Paul Mango, Kirthiga Reddy and Tim Wicks was elected as a Class I director of the Company, to serve a three-year term and until their successors are elected and qualified. The votes cast in the election of the Class I directors were as follows:

Nominee	Votes For	Votes Withheld	Broker Non-Votes
Paul Mango	110,926,665	11,266	1,393,512
Kirthiga Reddy	110,894,622	43,309	1,393,512
Tim Wicks	110,926,640	11,291	1,393,512

At the annual meeting, our stockholders also approved the proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending on December 31, 2022. The votes cast on this proposal were as follows:

Proposal	Votes For	Votes Against	Abstentions	Broker Non-Votes
To ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal year 2022	110,940,822	38,200	1,352,421	1,393,512

Item 7.01. Regulation FD Disclosure.

A copy of the Company’s press release announcing the reelection of Kirthiga Reddy, the election of Mr. Mango and Mr. Wicks and the appointment of Mr. Rajaraman is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K.
The information contained in Item 7.01 of this report and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as expressly set forth by specific reference in such a filing.

Item 9.01.    Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Description

10.1	Pear Therapeutics, Inc. Severance and Change in Control Plan.
99.1	Press Release of Pear Therapeutics, Inc. dated June 15, 2022.
104	Cover Page Interactive File (embedded within the Inline XBRL Document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Pear Therapeutics, Inc.

By:	/s/ Christopher D.T. Guiffre
Name:	Christopher D.T. Guiffre, J.D., M.B.A.
Title:	Chief Financial Officer & Chief Operating Officer
Date: June 15, 2022